UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-54252
CUSIP NUMBER:	03841W 106

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:

[X] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

	For the Transition Period Ended:	December 31, 2010

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

Aquasil International Inc.
Full Name of Registrant

Former Name if Applicable

380 Lexington Ave., 17th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10168
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K/T for the period ended December 31, 2010 will not be submitted by the deadline due to a situation where the workload exceeds available personnel, due in part to a recent change of operations. Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ilya Khasidov	888	510-3394
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
Due to a recent transaction account for as a reverse merger, the Company will be providing operating results for the period from inception (September 21, 2010) to December 31, 2010.

On December 30, 2010, the Company entered into a stock exchange agreement (the “Stock Exchange Agreement”) with AquaSil, Inc., a New York corporation (“AquaSil”) and the sole stockholder of AquaSil.  In accordance with the Stock Exchange Agreement, the Company acquired 100% of the total issued and outstanding shares of common stock of AquaSil in exchange for the issuance of an aggregate 70,000,000 shares of the Company’s common stock to the sole stockholder of AquaSil. As a result of this transaction, AquaSil became a wholly-owned subsidiary of the Company.

The above transaction has been accounted for as a reverse merger (recapitalization) with the Company being deemed the legal acquirer and AquaSil being deemed the accounting acquirer. Accordingly, the historical financial information presented is that of AquaSil as adjusted to give effect to any difference between the legal acquirer and the accounting acquirer’s capital stock with an offset to additional paid-in capital.

The Company’s subsidiary, AquaSil, has not yet begun operations.  AquaSil was incorporated in the state of New York on September 21, 2010 and to date has incurred only professional fees related to audit of the financial statements.

On February 11, 2011, the Company’s board of directors unanimously approved a change of the fiscal year end from March 31 to December 31, effective as of February 16, 2011.  The change was made to align its fiscal periods with the Company’s operating subsidiary, AquaSil.

Aquasil International Inc.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2011	By:	/s/ Ilya Khasidov
		Name:	Ilya Khasidov
		Title:	President & Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).